Exhibit 99.2
Agria to launch partial takeover offer for PGG Wrightson Limited
Agria Corporation (Agria) together with China-based New Hope Group (New Hope) have today announced a partial takeover offer for PGG Wrightson Limited (PGW).
The offer will be made by Agria (Singapore) Pte Ltd, which will be jointly owned, directly or indirectly, by Agria and New Hope. Agria (Singapore), a wholly owned subsidiary of Agria Corporation, currently holds a 19.01 per cent shareholding in PGW. The offer price will be 60 cents per share for the purchase of 235.0 million further shares in PGW. If the offer is successful the resultant Agria (Singapore) shareholding in PGW will increase to 50.01 per cent.
The offer price of 60 cents represents a 25% premium to today’s closing price.
Mr Xie Tao, CEO of Agria and current PGW director said “This offer will provide existing PGW shareholders an attractive opportunity and flexibility to sell a proportion of their shares at a premium to the current market price and also allow them to retain an involvement to benefit from the longer term opportunity Agria and New Hope will offer PGW. We are particularly keen to strengthen the relationship between PGW and its key farmer customers and shareholders, who we see as playing an increasingly important role in PGW in the future”
New Hope is one of China’s largest agricultural and food corporations. The Group has revenue in 2010 of approximately RMB 60 billion (equivalent to approximately NZ$12.1 billion) and operates throughout China, and in South-East Asia. New Hope Group has four large business units – agriculture and food (accounting for 85% of revenue), chemicals and resources, real-estate and financial businesses.
New Hope’s Chairman and founder, Mr Liu Yonghao, is a highly regarded businessman and is Vice-Chairman of MinSheng Bank, one of China’s largest commercial banks. Mr. Liu is also a member of the Chinese People’s Political Consultative Conference (CPPCC) economic committee.
New Hope Group is “looking to strengthen its core focus with global partnerships, to contribute to the bilateral agriculture partnership between China and New Zealand, and to contribute to the future growth of New Zealand’s agriculture industry.”
New Hope will be Agria’s investment partner and brings to bear a level of participation and reach in the China agricultural sector that parallels PGW’s involvement in the NZ industry. New Hope and Agria have entered into a subscription agreement in respect of their ownership and participation in Agria (Singapore).
Mr Xie Tao further commented, “PGW has underperformed expectations in recent times, including a recent profit downgrade. In Agria’s view, PGW’s business requires restructuring and a refocus on the core businesses of AgriServices and AgriTech to achieve its full potential. The proposed transaction will provide PGW a committed cornerstone shareholder with the capacity to leverage PGW’s product and service offering to access opportunities in the China market for the benefit of all PGW shareholders. This also introduces to PGW the financial capacity to refocus and significantly grow the key PGW’s businesses.”
“If this offer is successful PGW will remain as a NZ based listed company with a strong board led by Chairman Sir John Anderson. I also look forward to working with the new managing director of PGW following his appointment, which we understand is expected to be announced by PGW in the coming days.”
“Agria has no intention to increase its shareholding above 50.01% if the offer is successful, and has committed not to make a further offer at a higher price for a period of 12 months.”
A pre-bid agreement has been entered into with 18.3% shareholder Pyne Gould Corporation which has committed to accept the partial offer in relation to all of its shareholding.
The offer will allow PGW shareholders other than Agria to sell up to 38.3 per cent of their holding into the offer. Furthermore, shareholders can lodge additional acceptances for any further shares they wish to sell. If the total number of shares tendered in the offer exceeds the 235.0 million being sought, then scaling will apply. The offer is conditional on Agria obtaining a 50.01 per cent shareholding and on relevant regulatory approvals including New Zealand Overseas Investment Office and approval by the relevant authorities in China.
The takeover offer document is expected to be sent to all PGW shareholders in late January 2011.
Goldman Sachs & Partners is acting as financial advisor to Agria and New Hope.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.